HATCH™

Suite 2200, Oceanic Plaza, 1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X2
Tel. 604-689-5767 • Fax: 604-689-3918 • www.hatch.ca

CONSENT OF AUTHOR

TO: Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Director of Securities (Newfoundland)
Registrar of Securities, Prince Edward Island
Registrar of Securities - Northwest Territories
Registrar of Securities - Yukon Territory
Registrar of Securities - Nunavut

I, **Paul Hosford**, do hereby consent to the written disclosure of the "Updated Preliminary Economic Assessment Report – NovaGold Resources Inc. – Galore Creek Project, Canada" dated October 2005 (the "Technical Report").

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are misrepresentations in the information derived from the Technical Report contains any misrepresentation of the information contained in the Technical Report.

DATED this 25 day of October 2005

"P. Hosford"

Paul Hosford, P.Eng.
Manager, Metallurgy
Hatch Vancouver